Exhibit 15.5

Risk and Strategy Committee Charter

Purpose:

The purpose of the risk management committee of the Board of Directors (the "Board") of Infosys Limited (the "Company") shall be to assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks. The Committee has overall responsibility for monitoring and approving the risk management framework and associated practices of the Company.

The risk management committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

Committee membership and organization

The risk management committee shall be appointed by and will serve at the discretion of the Board. The risk management committee shall consist of no fewer than three members, majority of whom shall consist of members of the Board. The Chairman of the risk management committee shall be a member of the Board.

The members of the risk management committee shall meet the (i) independence requirements of the listing standards of the NYSE, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended, and other requirements under Indian law, including Companies Act, 2013 and the Listing Agreement entered into with Indian stock exchanges.

The members of the risk management committee will be appointed by the Board on the recommendation of the Nominations and Remuneration committee.

Meetings and Quorum

The committee shall meet at least four times a year. Two members, being independent directors present shall form the quorum for the meeting of the committee.

Committee responsibilities and authority

The risk management committee to periodically assess risks to the effective execution of business strategy and review key leading indicators in this regard.

The risk management committee shall annually review and approve the Risk Management Framework of the Company. The risk management committee shall periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities.

The risk management committee shall evaluate significant risk exposures of the Company and assess management's actions to mitigate the exposures in a timely manner (including one-off initiatives, and ongoing activities such as business continuity planning and disaster recovery planning & testing).

The risk management committee will coordinate its activities with the Audit Committee in instances where there is any overlap with audit activities (e.g. internal or external audit issue relating to risk management policy or practice).

The risk management committee may form and delegate authority to subcommittees when appropriate.

The risk management committee shall make regular reports to the Board, including with respect to risk management and minimization procedures.

The risk management committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

The Board shall review the performance of the risk management committee annually.

The risk management committee shall have access to any internal information necessary to fulfill its oversight role.

The risk management committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

The role and responsibilities of the risk management committee shall include such other items as may be prescribed by applicable law or the Board in compliance with applicable law, from time to time.